SECURITIES AND EXCHANGE COMMISSION

	Washington, D.C.  20549

	SCHEDULE 13G

	Under the Securities Exchange Act of 1934

	(Amendment No.   )*


	MEDIJANE HOLDINGS, INC.
	(Name of Issuer)


	COMMON STOCK
	(Title of Class of Securities)


	58471E107
	(CUSIP Number)


	September 17, 2014
	(Date of Event which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [  ]  Rule 13d-1(b)
      [x]  Rule 13d-1(c)
      [  ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.:	58471E107

1)	Names of Reporting Persons.  YP Holdings, LLC
	I.R.S. Identification Nos. of above persons (entities only):  45-5395183

2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	 ?
(b)	 ?

3)	SEC Use Only

4)	Citizenship or Place of Organization:  Texas

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
5)	Sole Voting Power:  9,960,032


6)	Shared Voting Power:   0


7)	Sole Dispositive Power:  9,960,032


8)	Shared Dispositive Power:   0


9)	Aggregate Amount Beneficially Owned by Each Reporting Person:   9,960,032

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions):	?

11)	Percent of Class Represented by Amount in Row (9):  9.9%

12)	Type of Reporting Person (See Instructions):	 OO


CUSIP No.:	58471E107

1)	Names of Reporting Persons:  Michael W. Yurkowsky
	I.R.S. Identification Nos. of above persons (entities only):

2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	 ?
(b)	 ?

3)	SEC Use Only

4)	Citizenship or Place of Organization:  Texas

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
5)	Sole Voting Power:  9,960,032


6)	Shared Voting Power:   0


7)	Sole Dispositive Power:  9,960,032


8)	Shared Dispositive Power:   0


9)	Aggregate Amount Beneficially Owned by Each Reporting Person:   9,960,032

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions):	?

11)	Percent of Class Represented by Amount in Row (9):  9.9%

12)	Type of Reporting Person (See Instructions):	 IN


The information contained in this Schedule 13G is as of the date hereof, unless otherwise expressly provided herein.

Item 1.

(a)	Name of Issuer:

      MediJane Holdings, Inc.

(b)	Address of Issuer's Principal Executive Offices:

      2011 Ken Pratt Boulevard, Suite 300, Longmont, Colorado 80501.

Item 2.

(a)	Name of Persons Filing:

      YP Holdings, LLC, and Michael W. Yurkowsky

(b)	Address of Principal Business Office or, if none, Residence:

      Each Reporting Person:  6002 Costera Lane, Dallas, Texas 75248.

(c)	Citizenship:

      Each Reporting Person:  Texas.

(d)	Title of Class of Securities:

      Common Stock.

(e)	CUSIP Number:

	58471E107.

Item 3.	  If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b)
	or (c), check whether the person filing is a:

      (a) [  ] Broker or dealer registered under Section 15 of the Act;
      (b) [  ] Bank as defined in Section 3(a)(6) of the Act;
      (c) [  ] Insurance company as defined in Section 3(a)(19) of the Act;
      (d) [  ] Investment company registered under Section 8 of the Investment
		Company Act of 1940;
      (e) [  ] An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);
      (f) [ ] An employee benefit plan or endowment fund in accordance with
		?240.13d-1(b)(1)(ii)(F);
      (g) [ ] A parent holding company or control person in accordance with
		?240.13d-1(b)(1)(ii)(G);
	(h) [  ] A savings association as defined in Section 3(b) of the Federal
	Deposit Insurance Act;
	(i) [  ] A church plan that is excluded from the definition of an investment
	company	under Section 3(c)(14) of the Investment Company Act of 1940; or
     (j) [  ] Group, in accordance with ?240.13d-1(b)(1)(ii)(J).

      Not applicable.

Item 4.  Ownership.

	This Schedule 13G filing includes (i) 3,293,365 shares of the Issuer's Common Stock issuable upon the exercise of warrants to purchase the Issuer's Common Stock, which shares, pursuant to Rule 13d-3(d)(1)(i)(A) promulgated under the Securities Exchange Act of 1934, as amended, are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Issuer's Common Stock owned by the Reporting Persons; and (ii) 6,666,667 shares of the Issuer's Common Stock.

	The shares of the Issuer's Common Stock reported hereby are owned directly by YP Holdings, LLC ("YP"). Michael W. Yurkowsky controls YP and may be deemed to be the beneficial owner of all such shares of Common Stock owned by YP.
Mr. Yurkowsky disclaims any beneficial ownership of any such shares of Common Stock owned by YP.

Item 5.  Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.

Item 8.  Identification and Classification of Members of the Group.

      Not applicable.

Item 9.  Notice of Dissolution of Group.

      Not applicable.

Item 10.  Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


	SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	 September 23, 2014				YP HOLDINGS, LLC


							By:	/s/ Michael W. Yurkowsky
								Michael W. Yurkowsky, Manager


Dated:	 September 23, 2014				MICHAEL W. YURKOWSKY


							By:	/s/ Michael W. Yurkowsky



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